Treasure Global Inc

276 5th Avenue, Suite 704 #739

New York, New York

November 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Treasure Global Inc
Acceleration Request for Registration Statement on Form S-1
File No. 333-283309

Requested Date: November 26, 2024
Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Treasure Global Inc (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-283309) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP, counsel for the Registrant, to make such request on the Registrant’s behalf.

The Registrant acknowledges that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700. Thank you for your assistance.

Very truly yours,

/s/ Carlson Thow
Carlson Thow
Chief Executive Officer

cc:	Carlson Thow (Chief Executive Officer, Treasure Global Inc)
Jeffrey P. Wofford, Esq. (Sichenzia Ross Ference Carmel LLP)